Exhibit 99.1

Luda Technology today announced an investment into a fund

Hong Kong, March. 18, 2025 (GLOBE NEWSWIRE) -- Today, Luda Technology Group Limited (NYSE: LUD) (“Luda Technology” or the “Company” or “we” or “our”), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, would like to report to you an investment in a fund.

Luda Technology purchased USD8,000,000 of participating shares in Stable Income Fund SP (the “Portfolio”), a segregated portfolio of Global A Plus Investment SPC Ltd. (the “Fund”).

Luda Technology intends to invest idle funds into the Fund as a short-term investment. The Company considers that the Fund, which has a long history dating back to its incorporation in March 2020, with provisions for early redemption, is liquid and can be leveraged to manage idle funds in the short term, with return to the Company.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products; and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries.

For more information, please visit www.ludahk.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Luda Technology Group Limited

Unit H, 13/F, Kaiser Estate Phase 2

47-53 Man Yue Street

Hung Hom, Kowloon

Hong Kong

Email: ir@ludahk.com

Phone: +852 2994 8774